Exhibit (12)
Alltel Corporation
Exhibit 12
Statements Re: Computation of Ratios

The following table sets forth certain selected financial information relating to the Company:

	(Successor)	(Predecessor)
	November 16 -December 31,	January 1 - November 15,	For the years ended December 31,
(Dollars in millions)	2007	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes,
minority interests and earnings from equity investments	$(174.3)	$632.8	$1,285.2	$1,185.7	$607.1	$558.8
Fixed charges	294.5	260.7	397.8	402.2	406.7	408.8
Amortization of capitalized interest	0.1	13.3	12.3	11.1	9.8	8.4
Distributed income of equity investees	13.7	43.1	50.7	35.1	78.2	46.6
	134.0	949.9	1,746.0	1,634.1	1,101.8	1,022.6
Less: Interest capitalized	(1.4)	(15.6)	(13.1)	(16.6)	(13.8)	(12.0)
Earnings, as adjusted	$132.6	$934.3	$1,732.9	$1,617.5	$1,088.0	$1,010.6

Fixed Charges:
Interest expense	$280.4	$163.3	$282.5	$314.5	$333.1	$352.1
Interest capitalized	1.4	15.6	13.1	16.6	13.8	12.0
Portion of rent expense representative of interest (1)	12.7	81.8	102.2	71.1	59.8	44.7
Total fixed charges	$294.5	$260.7	$397.8	$402.2	$406.7	$408.8

Ratio of earnings to fixed charges	- (a)	3.58	4.36	4.02	2.68	2.47

Note:
Earnings for purposes of this ratio consist of consolidated pretax earnings or losses from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, amortization of capitalized interest and distributed income of equity investees less interest capitalized. Fixed charges for this purpose consist of interest expenses and capitalized, amortized discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense.

(1)	One third of rent expense is deemed to be representative of interest.

(a)	For the period November 16, 2007 to December 31, 2007, earnings were insufficient to cover fixed charges by $161.9 million.